April 14, 2005

Mr. Martin F. James

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 0306

450 Fifth Street, N.W.

Washington DC 20549

Re:	Sypris Solutions Inc.

Form 10-K for the year ended December 31, 2004

File No. 000-24020

Dear Mr. James:

We confirm Sypris Solutions, Inc.’s (Sypris) receipt of the letter from the United States Securities and Exchange Commission (Commission) dated April 1, 2005 regarding the Commission staff’s comments on the Form 10-K of Sypris for the fiscal year ended December 31, 2004. In connection with the letter, we acknowledge the following:

•	Sypris is responsible for the adequacy and accuracy of the disclosures in our filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Sypris may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also wish to confirm that we have read the staff’s comments and have provided our response to each question below. We have also included your comments for ease of review.

Staff Comment #1 – Revenue Recognition – Page 38

1.	We note many instances where you use the word “generally” when describing your accounting policies in this note and in the critical accounting estimates discussion on page 16. In future filings, please disclose your policies for recognizing revenues for outsourced services and the percentage of completion method as well as your policies for applying the percentage of completion under all known circumstances. For example, you could describe the various arrangements or circumstances and explain how the differences in the arrangements impact the timing of revenue recognition.

Sypris Response

We agree with the staff’s comments and will revise our disclosure in future filings to more specifically describe our policies for revenue recognition. We will eliminate the use of the word “generally” in future filings and will modify our disclosure to add clarity to the presentation. The additional disclosures points to be considered by Sypris in future filings in response to this comment include:

Mr. Martin F. James

April 14, 2005

In the notes to consolidated financial statements and in management’s discussion and analysis:

•	The percentage of completion method is used by our Aerospace & Defense segment for multi-year, fixed price contracts with aerospace & defense companies and agencies of the U.S. Government.

•	Our policy is to apply units of delivery as the basis for percentage of completion revenue when the contract billing terms are based on product shipments.

•	Our policy is to apply milestones or cost-to-cost as the basis for percentage of completion revenue when the contract billing terms are based on performance milestones.

•	Our Industrial Group recognizes revenue for outsourced services when we ship the products, at which time title passes to the customer.

•	Our Test & Measurement segment recognizes revenue for outsourced services when the services are provided to the customer.

•	Each segment recognizes revenue for product sales when we ship the products, at which time title passes to the customer.

In management’s discussion and analysis:

•	If different methods of revenue recognition other than the percentage of completion method were used for the Aerospace & Defense segment’s outsourced services, or if different basis were applied to the percentage of completion method, it is possible that materially different amounts could be reported in our consolidated financial statements.

Staff Comment #2– Inventory – Page 37

2.	Tell us and revise the note in future filings to identify the “certain other inventory” the cost of which is determined using the LIFO method. In addition, revise the last sentence of Note 4 to identify the captions of the preceding table which include inventory valued using LIFO.

Sypris Response

We agree with the staff’s comments and will make the appropriate disclosures related to “certain other inventory” valued using the LIFO method in future filings. The Louisville plant in our Industrial Group was the only Company location using LIFO at December 31, 2004. We are currently considering a change from the LIFO method of valuing inventory to the FIFO method for this portion of our inventory, and accordingly, in the event a change in accounting principle is made, such change and all related disclosures will be made in accordance with the applicable authoritative guidance.

Staff Comment #3 – Inventory – Page 37

3.	In future filings revise the note to comply fully with item 5-02.6(d) of Regulation S-X.

Mr. Martin F. James

April 14, 2005

The disclosures required by item 5-02.6(d) of Regulation S-X were made in our Form 10-K for the year ended December 31, 2004. These disclosure requirements pertain to our Aerospace and Defense segment, which is the only segment that uses the percentage of completion method or the completed contract basis of accounting. Neither our Industrial Group nor our Test and Measurement segment recognize revenue using these methods. We note that the disclosure of costs in excess of amounts billed that would not be absorbed in cost of sales based on existing firm orders as required by item 5-02.6(d)(i) and any claims as required by item 5-02.6(d)(ii) were not made as we did not have such items at the respective balance sheet dates. We will continue to ensure our inventory disclosures fully comply with Item 5-02.6(d) of Regulation S-X in future filings.

Staff Comment #4 – Note 2. Acquisitions – Page 41

4.	Revise the note in future filings to include the pro-forma financial information required by paragraph 54 of SFAS 141 for your acquisitions consummated during 2003 and 2004, or disclose why the information was not provided.

Sypris Response

We agree with the staff’s comment and will add the following statement to future filings, “Subsequent to the closure of each acquisition, we performed an evaluation of the acquisition pro forma disclosure requirements and determined that pro forma information was not required as the acquisitions were not material, individually or in the aggregate, as applicable.”

Staff Comment #5 – Item 9A. Controls and Procedures – Page 57

5.	We note the statement that your chief executive officer and chief financial officer have concluded that the company’s disclosure controls and procedures are effective with the exception of the operations acquired in Kenton, Ohio and Toluca, Mexico. Please note that an assessment of the effectiveness of disclosure and controls and procedures under Item 307 of Regulation S-K does not permit the exclusion of acquisitions that were made during the fiscal year. Given the exceptions noted, it therefore remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective.

•	Please amend your filing to state, in clear and unqualified language, the conclusions reached by your chief executive officer and chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including the operations acquired during 2004 in Kenton, Ohio and Toluca, Mexico. Otherwise, you can state that your disclosure controls and procedures are not effective and explain why.

We note that you have also excluded these acquisitions from managements’ assessment of the effectiveness of internal control over financial reporting, as permitted by Question 3 of Frequently Asked Questions: Management’s Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports dated October 6, 2004.

Mr. Martin F. James

April 14, 2005

Sypris Response

We agree with the staff’s comment. The first paragraph of our disclosure in Item 9A has been amended in a Form 10-K/A filed on April, 14, 2005 to read as follows:

As of the end of the period covered by this annual report, an evaluation was performed under the supervision and with the participation of the Company’s management, including the President and Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s management, including the CEO and CFO, concluded that the Company’s disclosure controls and procedures were effective.

We appreciate your thorough review of the Company’s filing and your comments regarding the filing. An amendment to the Company’s Form 10-K for 2004 has been filed to amend Item 9A as described above.

Very truly yours,

/s/ David D. Johnson
David D. Johnson
Vice President and CFO